Exhibit 99.1

HELIO, INC. and HELIO LLC

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and
Stockholders of HELIO, Inc. and HELIO LLC

We have audited the accompanying combined balance sheets of HELIO, Inc. and affiliate (collectively the “Company”) as of December 31, 2006 and 2005, and the related combined statements of operations, stockholders’ and partners’ equity, and cash flows for the year ended December 31, 2006, and for the period January 27, 2005 (inception) through December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HELIO, Inc. and affiliate at December 31, 2006 and 2005, and the combined results of its operations and its cash flows for the year ended December 31, 2006, and for the period January 27, 2005 (inception) through December 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred substantial recurring operating losses since inception and management anticipates that it will continue to incur substantial losses from its operating and investing activities, and the Company may not have sufficient working capital and or outside financings available to meet its planned operating activities over the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The 2006 combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 2 to the combined financial statements, effective January 1, 2006, the Company changed its accounting for stock-based compensation in connection with the adoption of Statement of Financial Standards No. 123(R), “Share-Based Payment”.

/s/ Ernst & Young LLP

Los Angeles, California
March 15, 2007

HELIO, INC. and HELIO LLC

COMBINED BALANCE SHEETS

(in thousands, except share/unit data)

	December 31,	December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$51,095	$111,066
Marketable securities	94,700	27,917
Accounts receivable, net of allowance of $773 and $5,543 as of December 31, 2005 and 2006, respectively	1,336	10,191
Prepaid expenses	3,672	13,556
Inventory	3,814	11,725
Restricted cash	2,000	7,850
Other assets	2,450	1,709
Total current assets	159,067	184,014

Restricted cash — long term	5,310	5,647
Property and equipment	25,229	50,456
Other intangible assets	30,892	21,031
Goodwill	3,449	3,449
Other long term assets	—	373
Total assets	$223,947	$264,970

LIABILITIES AND STOCKHOLDERS’ AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$619	$13,330
Accrued expenses	16,443	44,892
Due to partners	297	17,864
Deferred revenue and other current liabilities	553	2,803
Total current liabilities	17,912	78,889

Member deposits and credit fees	56	2,730
Other non-current liabilities	2,338	2,123
Total liabilities	20,306	83,742

Commitments and contingencies

Stockholders’ and partners’ equity:
Convertible preferred membership units (100,000,000 authorized, issued, outstanding and convertible into Class A Common Stock at a 1:1 conversion rate at December 31, 2005 and 2006)	244,000	401,000
Serial preferred stock ($0.01 par value; 20,000,000 authorized; -0- shares issued and outstanding at December 31, 2005 and 2006)	—	—
Class B common stock ($0.01 par value; 2 shares authorized, issued and outstanding at December 31, 2005 and 2006)	—	—
Class A common stock, par value $0.01 (180,000,002 shares authorized; -0- and 5,337,900 shares issued and outstanding at December 31, 2005 and 2006, respectively)	—	54
Additional paid-in capital	1,664	13,952
Accumulated deficit	(42,023)	(233,778)
Total stockholders’ and partners’ equity	203,641	181,228
Total liabilities and stockholders’ and partners’ equity	$223,947	$264,970

The accompanying notes are an integral part of these combined financial statements.

HELIO, INC. and HELIO LLC

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Period of Inception (January 27, 2005) to December 31, 2005	Year ended December 31, 2006

Revenue:
Service revenue	$13,154	$32,030
Equipment sales and other revenue	3,211	14,550
Total revenue	16,365	46,580

Cost of sales:
Cost of services	9,512	27,903
Cost of equipment sales	8,474	33,401
Total cost of sales	17,986	61,304
Gross margin (loss)	(1,621)	(14,724)

Operating expenses:
Operations and member service	14,283	69,788
Sales and marketing	8,686	77,319
General and administrative	21,025	37,466
Stock compensation	43	1,969

Total operating expenses	44,037	186,542

Operating loss before interest income and other expenses	(45,658)	(201,266)

Other income:
Interest income and other	3,635	9,511

Loss before provision for income taxes	(42,023)	(191, 755)

Provision (benefit) for income taxes	—	—

Net loss	$(42,023)	$(191,755)

The accompanying notes are an integral part of these combined financial statements.

HELIO, INC. and HELIO LLC

COMBINED STATEMENTS OF STOCKHOLDERS’ AND PARTNERS’ EQUITY

(In thousands, except share/unit data)

									Total
	Convertible Preferred		Class B		Class A				Stockholders’ and
	Membership Units		Common Stock		Common Stock		Additional	Accumulated	Partners’
	Units	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance, Inception (January 27, 2005)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of Convertible Preferred Membership Units to the Partners in exchange for $440,000 funding commitment of cash and contributed assets (see Note 9)	100,000,000	244,000	—	—	—	—	—	—	244,000
Issuance of Class B Common Stock to the Partners in March 2005	—	—	2	—	—	—	—	—	—
Warrant issued in 2005 to a Partner to purchase 1,995,000 shares of the Company’s Class A Common Stock at $1.71 per share	—	—	—	—	—	—	43	—	43
Supplemental compensation paid on behalf of certain employees by a Partner	—	—	—	—	—	—	1,621	—	1,621
Net loss		—	—	—	—	—	—	(42,023)	(42,023)

Balance at December 31, 2005	100,000,000	$244,000	2	$—	—	$—	$1,664	$(42,023)	$203,641

Funding received from the Partners (see Note 9)	—	157,000							157,000

Exercise of employee stock options during 2006	—	—	—	—	7,500	—	13	—	13
Stock expense pertaining to vested portion of a warrant issued in 2005 to a Partner to purchase 1,995,000 shares of the Company’s Class A Common Stock at $1.71 per share	—	—	—	—	—	—	623	—	623
Employee stock compensation expense	—	—	—	—	—	—	1,372	—	1,372
Supplemental compensation paid on behalf of certain employees by a Partner	—	—	—	—	—	—	1,213	—	1,213
Issuance of 650,000 shares of Class A Common Stock to a Partner in 2006 valued at $1.71 per share	—	—	—	—	650,000	7	1,105	—	1,112
Warrant issued to a Partner in 2006 to purchase 65,000 shares of the Company’s Class A Common Stock at $1.71 per share	—	—	—	—	—	—	5	—	5
Issuance of 4,680,400 shares of Series A Common Stock at $1.71 per share	—	—	—	—	4,680,400	47	7,957	—	8,004
Net loss	—	—	—	—	—	—	—	(191,755)	(191,755)

Balance at December 31, 2006	100,000,000	$401,000	2	$—	5,337,900	$54	$13,952	$(233,778)	$181,228

The accompanying notes are an integral part of these combined financial statements.

HELIO, INC. and HELIO LLC

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Period
	Inception
	(January 27,
	2005) to	Year ended
	December 31,	December 31,
	2005	2006
Operating activities
Net loss	$(42,023)	$(191,755)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,766	21,533
Disposal of property and equipment	—	50
Stock based compensation	43	2,000
Other non-cash activities	1,621	2,325
Changes in operating assets and liabilities:
Accounts receivable	(1,336)	(8,855)
Inventory	(3,814)	(7,911)
Prepaid expenses and other assets	(6,122)	(9,516)
Restricted cash	(7,310)	(6,187)
Accounts payable	619	12,711
Accrued liabilities	16,443	28,394
Accrued partner obligations	297	8,056
Deferred revenue and other liabilities	2,947	4,709
Net cash used in operating activities	(31,869)	(144,446)

Investing activities
Purchases of property and equipment	(26,166)	(27,383)
Purchases of domain names (intangible assets)	(170)	—
Purchases of marketable securities	(148,900)	(1,066,917)
Proceeds from disposition of marketable securities	54,200	1,133,700
Net cash (used in) provided by investing activities	(121,036)	39,400

Financing activities
Partner cash contributions in HELIO LLC in exchange for convertible preferred membership units	204,000	157,000
Exercise of employee common stock options	—	13
Issuance of common stock	—	8,004
Net cash provided by financing activities	204,000	165,017

Net increase in cash and cash equivalents	51,095	59,971
Cash and cash equivalents, beginning of period	—	51,095
Cash and cash equivalents, end of period	$51,095	$111,066

The accompanying notes are an integral part of these combined financial statements.

	Period
	Inception
	(January 27,
	2005) to	Year ended
	December 31,	December
	2005	31, 2006
Supplemental Disclosure on Non-cash Operating, Investing and Financing Activities:

Non-cash operating activities
Supplemental compensation paid by a Partner to certain employees	$1,621	$1,213

Non-cash investing activities
Assets and goodwill contributed by a Partner in conjunction with the Company’s formation	$40,000	$—
Accrued property and equipment purchases		9,566
Disposal of property and equipment	—	50

Non-cash financing activities
Warrants issued to a Partner to purchase common stock in exchange for services	$43	$628
Issuance of common stock to a Partner in exchange for services	—	1,112

The accompanying notes are an integral part of these combined financial statements.

HELIO, INC. and HELIO LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  Description of Business and Basis of Presentation

HELIO, Inc. is a Delaware corporation formed on January 27, 2005 as a joint venture between EarthLink, Inc. (“EarthLink”) and SK Telecom Co., Ltd. and its subsidiaries and or affiliates (“SKT”) (collectively, the “Partners”) for the purposes of developing and marketing branded wireless telecommunication services, including but not limited to handsets, voice services, data services, stand-alone and other wireless services within the United States of America.  HELIO, Inc. is the sole general managing partner of HELIO LLC, a Delaware limited liability company (“HELIO LLC” or the “Operating Company”).  HELIO LLC is the operating company of HELIO, Inc. and is owned by the Partners’ respective ownership interests in HELIO, Inc.  The financial statement presentation of the operating results, balance sheets and cash flows of HELIO, Inc. and HELIO LLC (collectively, the “Company”) are presented on a combined basis as of and for the period from inception to December 31, 2005 and the period ended December 31, 2006.  The Partners owned approximately 100% and 95.5% of the Company at December 31, 2005 and 2006, respectively.

As of December 31, 2006, HELIO, Inc. had 5,337,900 shares of Class A Common Stock issued and outstanding and 2 shares of Class B Common Stock issued and outstanding.  As of December 31, 2006, HELIO LLC had 100,000,000 Convertible Preferred Membership Units issued and outstanding, of which 50,000,000 were held by each Partner, and 5,337,902 Common Membership Units held by HELIO, Inc. (collectively, the “Membership Units”).  Each of the Membership Units may be exchanged, at the option of the holder, at any time and from time-to-time, for validly issued, fully paid and non-assessable shares of HELIO, Inc.’s Class A Common Stock.  The number of shares of Class A Common Stock obtained from such an exchange of Membership Units is determined by multiplying the number of Membership Units to be exchanged by the Unit Exchange Rate then in effect as more fully described in Note 9.  See Note 9 for a description of the Company’s capitalization and voting rights.

The Company is a non-facilities-based mobile virtual network operator (“MVNO”) offering mobile communications services and handsets to U.S. consumers.  As a MVNO, the Company does not own licensed frequency spectrum; rather, it leases and resells its wireless services through outside wireless carriers’ networks.  During the period from inception to December 31, 2005, the Company’s primary operations revolved around the sale and servicing of its EarthLink® Wireless member and handset brand  operations that were contributed by EarthLink in conjunction with the formation of the Company (Note 2).  In April 2006, the Company commenced operations and launched its core services and device sales under its HELIO™ brand.

Upon the Company’s formation, the Partners agreed to contribute cash and assets with an aggregate value of $440.0 million beginning in March 2005 through August 2007 (SKT committed to contribute cash in the aggregate of $220.0 million and EarthLink committed to contribute cash in the aggregate of $180 million and assets valued at $40.0 million).  As of December 31, 2006, cumulative Partner funding received by the Company was $401.0 million, comprised of $361.0 million in cash and $40 million in contributed assets.  In addition, the Company received approximately $8.0 million of funding from outside investors.  In February 2007, the Company received $27.0 million of funding from the Partners and anticipates the remaining $12.0 million will be received by August 2007 (see also Note 9 and Note 17).

Through December 31, 2006, the Company’s primary source of liquidity was funding received from its Partners and outside investors.  The Company will need additional capital to meet its operating requirements. Since the Company’s inception, cumulative cash flow used from combined operating and investing activities, excluding marketable securities activities, was approximately $230.0 million and cumulative cash funding received from its Partners and outside investors were $369.0 million.  At December 31, 2006, unrestricted cash, cash equivalents and marketable securities available to the Company was approximately $139.0 million and working capital was approximately $105.1 million.  To date, the Company has been operating at negative gross margins.  Over the next twelve months, management anticipates that it will continue to incur substantial losses from its operating and investing activities, and the Company may or may not have sufficient working capital and or outside financings available to meet its planned operating activities over the same period.  To address future planned working capital deficiencies in fiscal 2007, management plans on securing sufficient cash financing from its Partners, and potential outside investors; however, management cannot be certain as to the likelihood of generating sufficient cash flows to meet planned working capital requirements during this period.  These combined factors raise doubt as to the ability of the Company to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The combined financial statements include the accounts of HELIO, Inc. and HELIO LLC, both of which are jointly controlled by the Partners and are under common management.  The Partners have the unilateral ability to implement major operating and financial policies for HELIO, Inc. and HELIO LLC.   All significant intercompany transactions are eliminated in the combination process.   See also Note 18 for further details on the combination of the Company.  The combined financial statements include certain expenses from SKT and EarthLink pursuant to various related party agreements.  As more fully discussed in Note 16, these expenses are considered to be a reasonable reflection of the value of services provided for and or the benefits received by the Company.

2.  Summary of Significant Accounting Policies

Use of Estimates in Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reflected in the combined financial statements and accompanying notes.  The Company bases its estimates on experience, where applicable, and other assumptions that management believes are reasonable under the circumstances.  Actual results could differ from those estimates.  Estimates are generally used when accounting for certain accrued expenses and deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, inventory return reserves, amortization periods of intangible assets, legal and tax contingencies, fair value of intangible assets, goodwill and investments, stock compensation expense, asset impairment charges and the recording of fair value of assets upon formation of the joint venture.

Segments

The Company manages the business as one reportable business segment, wireless communications and data services, which is also a single operating segment.  The Company operates primarily in the United States of America.

Related Party Transactions

From time to time, the Company enters into agreements with its Partners and or related affiliates.  Management believes these types of related party transactions are consummated on terms equivalent to those that prevail in arm’s-length transactions.   The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 57, Related Party Disclosures.  See Note 16 for further detail on the Company’s related party transactions.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), and the Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  The Company classifies its revenues into two types of revenue streams: (i) service revenues and (ii) equipment sales and other revenue.  The Company also considers the criteria for revenue recognition and rights of return as prescribed under Statement of Financial Accounting No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”).

Service Revenue

Service revenue generally includes airtime minutes, content (including but not limited to music, video, games downloads), data usage, messaging and other services, net of related member account credits.  The Company earns service revenue by providing its members airtime minutes, data, messaging and content downloads on its HELIO™ devices over dedicated wireless networks.  All services provided are billed throughout any given month according to the bill cycle in which a particular member is placed.  Monthly airtime services are billed at the beginning of each bill cycle and in advance of services based upon minute rate plans selected by members.  Monthly airtime minutes that exceed minute rate plans selected by the member and content downloads are billed in arrears and in the billing cycle following usage.  For members not on unlimited data and messaging service plans, such service items are billed in arrears in the billing cycle following usage.

Service revenue also includes separate charges for members who roam outside of their selected coverage area, “411” dialing charges, international calling minutes and when applicable, activation fees.

Service revenue is recognized in the period of use.  As a result of bill cycle cut-off times, the Company is required to make estimates for airtime service revenue earned but not yet billed as of the end of any given month, and for monthly service revenue billed in advance.  Estimates for airtime usage are based upon historical minutes, messages, and or megabytes of usage.  The Company generally defers any revenue based upon the portion of unused plan minutes that are billed and collected in advance of services provided.   Content revenue is recognized when consumed (downloaded).

Equipment and Other Revenue

Equipment revenue generally includes device and accessory sales, net of any related device price subsidies offered to members at the point of sale, and inventory return reserves.  Devices and accessories are sold to members through (i) direct sales channels, including but not limited to direct sales to end-members over the Company’s website and through the Company’s owned retail stores, and (ii) indirect sales channels, including but not limited to third-party agents and national retail chains for resale to end-members.  For direct channels, device and accessory revenue is recognized when an end member purchases a device, net of any upfront subsidy.  In most cases, direct channel device sales occur at the same time a member activates the Company’s wireless services.  For indirect channels, device and accessory revenues are recognized upon shipment, net of any upfront price subsidy, taking into account individual member rights of returns, historical collections, and member sell-through history as prescribed under SAB 104 and SFAS 48.    In the event a third-party agent or national retail chain has the ability to return devices and or has limited history with the Company, all or a portion of the related device revenue generally is deferred until an end-member activates service.

The Company offers a 30-day happiness guarantee to its members, whereby if a member is unsatisfied with their device or service, they can return their device for a full refund within 30 calendar days after purchase.  The Company estimates the amount of device returns in any given period and records a reserve for device sales as an offset to equipment revenue.

Other revenue generally includes revenue that is considered non-recurring in nature, including but not limited to revenue from device insurance, early termination fees, late payment fees, and when applicable, activation fees.  Early termination fees, which are generated when a member breaks a service contract prior to its completion, are recognized on a cash basis as collection is not certain.

Activation Fees

The Company determined that the sale of its wireless services along with its devices constitutes a revenue arrangement with multiple deliverables under EITF 00-21.   The Company accounts for these arrangements as separate units of accounting, whereby the device and related services can be unbundled from one another and treated as separate units of accounting.  Activation fees, which are one-time non-refundable charges to members to active service, however, do not meet the criteria as set-forth under EITF 00-21 to be treated as a separate unit of accounting and are therefore recognized into revenue under the relative fair value accounting principle, whereby activation fees may be (i) recognized upfront with the device sale (the delivered item) to the extent the aggregate device and activation fee proceeds do not exceed the fair value of the device or (ii) deferred upon activation and recognized evenly over the service term (the undelivered item) to the extent the aggregate device and activation fee proceeds exceed the fair value of the device.  For the periods ended December 31, 2005 and 2006, activation fees of $0.1 million and $2.1 million, respectively, were recognized upfront with the corresponding device sales and included in equipment and other revenue in the Company’s combined statements of operations.

Cost of Services and Cost of Equipment Sales

Cost of services generally include the Company’s costs of airtime, data and content usage.  Airtime and data costs are recorded in the period of use.  As a result of bill cycle cut-off times, the Company is required to make estimates for airtime and data usage consumed but not yet billed as of the end of any given month.  Estimates for airtime usage are based upon historical minutes, messages, and or megabytes of usage.  The amounts of these cost of services is based on contractual rates set forth in the Company’s carrier agreements.  Content costs are largely comprised of costs to outside content partners for usage of specific content on wireless devices and are recognized when incurred.

Cost of equipment sales generally includes the cost of the Company’s devices and accessories, excluding device subsidies (see equipment revenue), which are generally recorded upon device and or accessory shipment to an end member, third party agent or national retailer.   Other costs included in cost of equipment sales generally include the cost of shipping accessories and devices to outside agents and national retailers and device insurance.

Operations and Member Service Costs

Operations and member service costs are generally comprised of product development expenses, including but not limited to outside research and development on software and products pertaining to the Company’s devices and services, information technology costs, supply chain management and member support.   Product development costs are charged to expense as incurred.

Sales and Marketing Costs

Sales and marketing costs are generally comprised of costs of outside bounties, sales commissions, co-op advertising, general marketing expenses, media advertising, lease expenses associated with company-owned retail stores, amortization of certain intangible assets and website development expenses (expensed under the provisions of Emerging Issues Task Force No. 00-2, Website Development Costs).

Advertising costs are expensed as incurred and amounted to approximately $1.2 million and $21.6 million during the periods ended December 31, 2005 and 2006, respectively.  Significant production costs incurred in advance of advertising airing are capitalized as a prepaid asset until the first airing of the underlying advertising occurs.  Prepaid advertising costs of $0 and $11.2 million are included in prepaid expenses in the Company’s combined balance sheets at December 31, 2005 and 2006, respectively.

General and Administrative Costs

General and administrative costs are generally comprised of facilities, professional legal and outside accounting fees, costs of personnel recruitment and bad debt expense.

Income Tax

The vast majority of the Company’s operating results and losses since its inception through December 31, 2006 are included in the operating results of HELIO LLC, the operating company.  HELIO LLC is not a taxable entity for federal or state income tax purposes.  Rather these taxes are included in the  respective Partners’ federal and state income tax returns.  To the extent that certain states impose income taxes upon non-corporate legal entities, the Company generally records a provision (benefit) for these state income taxes and recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates. Pursuant to the provisions of SFAS No. 109,  Accounting For Income Taxes, the Company generally provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not. See Note 12 for further information.

Member Sales and Use Taxes

The Company is responsible for billing, collecting and paying various sales and service usage taxes on behalf of its members.   The Company accounts for these pass-through tax arrangements in accordance with Emerging Issues Task Force No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (Gross versus Net Presentation), whereby the Company records a liability for amounts collected and reports such taxes on a net basis in its combined statement of operations for such amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.   Excluded from cash and cash equivalents are restricted cash of $7.3 million and $13.5 million at December 31, 2005 and 2006, respectively.

Investments in Marketable Securities

Investments in marketable securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.   The Company has classified all short term investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with any unrealized gains and losses, net of tax, recorded as other comprehensive income. Realized gains and losses are included in interest income in the combined statements of operations.

Accounts Receivable, Credit Fees and Deposits and Allowance for Doubtful Accounts

Accounts receivable consists principally of trade accounts receivable from members and are generally unsecured and due within 30 days from invoice date.  The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its members to make timely payments.  In assessing the adequacy of the allowance for doubtful accounts, management considers multiple factors including the aging of its receivables, historical write-offs and the general economic environment. If the financial condition of the Company’s members were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Credit losses relating to these receivables have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the combined balance sheets.   Estimates of expected credit losses are based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Company vary by credit class and payment history of members.  The Company’s allowance for doubtful accounts was $0.8 million and $5.5 million at December 31, 2005 and 2006, respectively.   Provisions for uncollectible receivable are included in general and administrative expenses.  For the periods ended December 31, 2005 and 2006, the Company recorded related bad debt expense of $0.5 million and $5.3 million, respectively.

From April through September 2006, the Company required certain credit challenged members to remit a fully refundable deposit at the point of service activation.   Beginning in September 2006 the Company required its credit challenged members to remit a non-refundable deposit at the point of service activation.  Such deposits and fees are initially deferred and recorded as a liability upon collection.  In the event members subject to deposits or credit fees were to become delinquent and or no longer continue to make payments on amounts when due, the Company offsets these accounts with the related member’s deposit or credit fee, as applicable.  Non-refundable credit fees are recognized in revenue upon a member remaining in good credit standing through their contractual service period, generally 24 months after a member’s original in-service date.  Fully refundable deposits are refunded back to a member upon the member demonstrating good credit standing with the Company after a certain period of time.

Inventories

Inventories consist principally of wireless devices and accessories and are valued at the lower of cost or market value. Market value is determined using current replacement cost.    Determining market value of inventories involves numerous judgments, including projections of inventory returns and current and forecasted sales volumes and demand.  As a result of these analyses and on no less than a quarterly basis, the Company periodically records charges to cost of sales and corresponding inventory obsolescence reserves to state its inventory at fair market value.

Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation.  Costs of additions and or substantial improvements are capitalized.  Expenditures for maintenance and repairs are charged to operating expenses as incurred.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the various asset classes, which are generally three years for hardware and software.  Leasehold improvements and other are generally depreciated using the straight-line method over the shorter of their estimated useful lives or the remaining term of the underlying lease.

Software Development Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force No. 00-2, Website Development Costs. Capitalized costs include direct development costs associated with internal use software and website development costs, including internal direct labor costs and external costs of materials and services. These capitalized costs are included in property and equipment in the combined balance sheets and are generally amortized on a straight-line basis over a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Costs incurred in connection with developing or obtaining internal use software to be used, consumed and or marketed in conjunction with the Company’s devices or services are accounted for pursuant to Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“SFAS 86”). Under SFAS 86, these software costs are charged to expense up until the point of technological feasibility.   As the vast majority if not all, of these software costs are incurred up to the point of technological feasibility, the Company charges these types of software costs to expense as incurred.

Goodwill and Purchased Intangible Assets

In conjunction with the formation of the Company, EarthLink contributed its then-existing wireless assets valued by the Partners at $40 million (the “EarthLink Wireless Assets”).  In fiscal 2005 an independent third party performed a valuation analysis of the fair value of the contributed EarthLink Wireless Assets and determined that of the total $40 million value, $36.6 million was attributable to intangible assets and the remaining $3.4 million was classified as goodwill.  The intangible assets primarily consisted of the implied value of contributed carrier and customer relationships, subscribers, which includes an agreement between EarthLink and the Company to prospectively market the Company’s services (the “Marketing Services”), and billing systems transferred over to the Company upon formation.  With the exception of the Marketing Services, the Company amortizes its intangibles on a straight-line basis over the shorter of their contractual terms or intended useful lives, generally between three to five years beginning in March 2005.   The Marketing Services are amortized on a straight-line basis through December 31, 2008 or as the underlying services are provided, whichever is greater.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets are not amortized.

The Company tests goodwill and intangible assets for impairment in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, goodwill and intangible assets are tested for impairment on an annual basis, or sooner if events or changes in circumstances indicate that an asset may be impaired, including but not limited to significant changes in a business climate, legal factors, operating performance indicators, and or competition.

In accordance with Emerging Issues Task Force No. 02-7, Unit of Accounting for Testing Impairment of Indefinite Lived Intangible Assets, the Company tests its goodwill on an aggregate basis, consistent with the Company’s management of its business.  The Company uses a fair value approach, incorporating discounted cash flows, to complete the test.  During the periods ended December 31, 2005 and 2006, the Company’s tests indicated its goodwill and other indefinite life intangible assets were not impaired.

From inception to December 31, 2005, and for the year ended December 31, 2006, the Company recognized amortization expense of approximately $5.8 million and $9.9 million, respectively, related to its finite-lived intangible assets.

Valuation of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  It is reasonably possible that these assets could become impaired as a result of technological or other industry changes.  In analyzing potential impairments, the Company uses projections of future cash flows.  These projections are based upon the Company’s views of forecasted growth rates, anticipated future economic conditions, appropriate discount rates relative to risk and estimates of residual values.  If the total of the expected future undiscounted cash flows from the assets is less than its carrying amount, a loss is recognized for the difference between the fair value and its carrying amount.  The asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and or liabilities.

Leases

The Company accounts for lease agreements in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, which requires categorization of leases at their inception as either operating or capital leases depending on certain criteria. The Company recognizes rent expense for operating leases on a straight-line basis over the lease term.  The Company records leasehold improvements funded by landlords under operating leases as leasehold improvements.

Stock Based Compensation

In December 2004, the Financial Accounting Standard Board issued SFAS No. 123(R), Share Based Payment (“SFAS 123(R)”), which replaced SFAS No. 123, Stock Based Compensation (“SFAS 123”) and superseded Accounting Principles Board (“APB”) Opinion No. 25, Employee Based Stock Compensation.  Prior to the adoption of SFAS 123(R), the Company accounted for its employee stock-based awards using the intrinsic value method in accordance with APB 25, as allowed under SFAS 123.   Under the intrinsic method, no employee stock-based compensation was recognized in the Company’s statements of operations prior to January 1, 2006.  Under the modified prospective transition method as prescribed under SFAS 123(R) and adopted by the Company effective January 1, 2006, the combined financial statements prior to 2006 were not restated to reflect, and do not include, the impact of adopting SFAS 123(R).

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). The equity instruments, consisting of warrants to purchase the Company’s common stock, are valued using the Black-Scholes valuation model, and, as applicable, the measurement of expense is subject to periodic mark-to-market adjustments in each reporting period.

Recently Issued Accounting Pronouncements

In September 2006, the SEC staff issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 must be implemented by the end of the Company’s fiscal 2007.  The Company does not believe that the adoption of SAB 108 will have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements  (“SFAS 157”). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Company’s 2009 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effect of SFAS 157 on its financial statements.

In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for the Company’s 2007 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effect of FIN 48 on its financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instrument (“SFAS 155”), which amends SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company does not believe the adoption of SFAS 155 will have a material impact on the Company’s financial position, results of operations or cash flows.

3.   Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31,	December 31,
	2005	2006
Cash, money market and certificates of deposit	$51,095	$111,066
Total cash and cash equivalents	51,095	111,066

Marketable securities:
Auction rate securities and other	94,700	27,917
Total marketable securities	94,700	27,917
Total cash, cash equivalents, and marketable securities	$145,795	$138,983

The Company has not experienced any realized gains or losses on its investments in the periods presented.  The following table summarizes the estimated fair value of the Company’s marketable securities classified by the stated maturity date of the security (in thousands):

	December 31,	December 31,
	2005	2006
Due within one year	$94,700	$27,917

4.  Property and Equipment

Property and equipment is recorded at cost and consisted of the following (in thousands):

	December 31,	December 31,
	2005	2006
Software	$18,187	$46,513
Hardware	6,502	9,925
Leasehold improvements and other	1,477	6,627
	26,166	63,065
Less: accumulated depreciation	(937)	(12,609)
Total property and equipment	$25,229	$50,456

Estimated useful lives for property and equipment range from three to five years. Depreciation expense, which is included in the Company’s statement of operations in operations and member service, sales and marketing and general and administrative expenses on the income statement depending on the nature and use of the asset, was $0.9 million and $11.7 million for the periods ended December 31, 2005 and 2006, respectively.

5.  Inventory

The Company’s inventory is comprised of the following (in thousands):

	December 31,	December 31,
	2005	2006
Devices (net of $0.9 million and $2.7 million reserves, respectively)	$3,787	$11,123
Accessories (net of $0 and $0.5 million reserves, respectively)	27	602
Total inventory	$3,814	$11,725

6.  Restricted Cash

The Company is required to maintain certain cash deposits in certificate of deposit accounts in connection with various lease and operating arrangements, which the Company classifies as restricted cash.  As of December 31, 2005 and 2006, the Company had aggregate restricted cash balances of approximately $7.3 million and $13.5 million, respectively.  Classification between current and long-term restricted cash on the Company’s combined balance sheet is based upon the underlying terms and restrictions of each lease and operating agreement.

7.  Goodwill, Contributed and Purchased Intangibles

Contributed and Purchased Intangible Assets and Goodwill

The following table presents the components of the Company’s identifiable intangible assets and goodwill included in the accompanying Combined balance sheets (in thousands):

	December 31,	December 31,
	2005	2006
Carrier and customer relationships	$25,316	$25,316
Subscribers	8,665	8,665
Other	2,740	2,740
Identified Intangible Assets	36,721	36,721
Less: accumulated amortization	(5,829)	(15,690)
Subtotal	30,892	21,031
Goodwill	3,449	3,449

Total intangible assets and goodwill	$34,341	$24,480

Estimated future amortization related to the Company’s identified finite-lived intangible assets at December 31, 2006 is as follows (in thousands):

2007	$9,713
2008	8,365
2009	2,783
2010 and thereafter	—
Total	$20,861

8.  Accrued Expenses

Accrued expenses of $16.4 million and $44.9 million at December 31, 2005 and 2006, respectively were largely comprised of accrued operating and fixed asset purchases, inventory obligations, advertising and marketing expenses, payroll and other payroll-related liabilities and agent commissions.

9.  Capitalization

Formation of HELIO, Inc.

HELIO, Inc. was formed in January 2005 and was later capitalized in March 2005 through the issuance of one (1) share of Class B Common Stock to each of the Partners.   The Company has the authority to issue 200,000,004 shares of capital stock, which consists of (i) 180,000,002 shares of  Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) and 2 (two) shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”, and together with Class A Common Stock, “Common Stock”) and (ii) 20,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), issuable in one or more series as defined in the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”).

In January and July 2006, the Company issued 1,000,000 and 3,680,400 shares of Class A Common Stock, respectively for an aggregate purchase price of approximately $1.7 million and $6.3 million, respectively (collectively, the “2006 Company Investments”).

In October 2006, the Company issued 650,000 shares of Class A Common Stock to SKT in exchange for professional services performed and completed from October 2005 through December 2006 (see Note 16).   The 650,000 share issuance was valued at $1.1 million and included in operating expenses in the Company’s statement of operations for the year ended December 31, 2006.

As of December 31, 2006, there was no Preferred Stock issued or outstanding.

Rights of Common Stock Holders

Except as provided in the Certificate of Incorporation, the holders of Common Stock vote together as one class on all matters submitted to a vote of the stockholders of the Company.   All shares of Common Stock are identical in all respects and shall entitle the holders thereof to the same rights and privileges, and shall be subject to the same qualifications, limitations and restrictions thereof.  Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote for each share of stock held on all matters submitted to the holders thereof, except for matters reserved exclusively to holders of another class of capital stock.  With respect to matters reserved exclusively to holders of Class A Common Stock, holders of Class B Common Stock, who also hold shares of Class A Common Stock, shall be entitled to vote their shares of Class of A Common Stock, but shall not be entitled to any increased voting multiple as may apply in other cases as more fully described below.

Each holder of Class B Common Stock shall be entitled to an aggregate number of votes for all shares of Class B Common Stock held by such holder on all matters submitted to a vote of the stockholders, except as provided above, equal to the difference between (i) ten multiplied by the aggregate number of:

•                  The shares of Class A Common Stock obtained if all shares of Class B Common Stock, HELIO LLC Membership Units (as described below) and shares of Preferred Stock of the holder were then converted (as described below); and

•                  The shares of Class A Common Stock held by such holders of Class B Common Stock;

and (ii) the shares of Class A Common Stock held by such holders of Class B Common Stock.

Pursuant to the Certificate of Incorporation, the initial number of directors serving on the HELIO, Inc. board of directors is six.  For so long as there are any shares of Class B Common Stock outstanding, the holders of Class B Common Stock are entitled to elect all six directors with each holder of Class B Common Stock electing three of such directors, or, if there is only one share of Class B Common Stock outstanding, then the holder of such share of Class B Common Stock shall be entitled to elect all six of such directors.  In the event a holder of Class B Common Stock, together with its subsidiaries, ceases to own, directly or indirectly, such number of total outstanding shares of the Company (assuming conversion of all Class B Common Stock, Preferred Stock and Membership Units into Class A Common Stock) (“Total Outstanding Shares”) equal to at least fifty percent (50%) of the other Class B Common Stock holder’s ownership of Total Outstanding Shares, and fails, after written notice to acquire additional Class A Common Stock, Membership Units and or Class B Common Stock to attain this minimum ownership percentage within a stated period, the party failing to achieve the minimum ownership percentage shall lose its right to elect one of its three board member(s) and the number of directors to be elected by the holders of Class B Common Stock shall be reduced by one to a total of five directors.  In the event a holder of Class B Common Stock, together with its subsidiaries, ceases to own, directly or indirectly, at least ten percent (10%) of the Total Outstanding Shares and, after written notice from the other holder(s) of Class B Common Stock fails to acquire sufficient additional Class A Common Stock, Membership Units or Class B Common Stock, as the case may be, within 30 days following receipt of such notice to restore such holder’s percentage ownership of the Total Outstanding Shares to at least ten percent (10%), then the Class B Common Stock of the party failing to achieve the minimum ownership percentage shall be converted into Class A Common Stock and the directors elected by such former holder of Class B Common Stock shall be appointed by the remaining holder of Class B Common Stock, if any.  If there are no shares of Class B Common Stock outstanding, then all directors shall be elected by, and the number of directors determined by the holders of Class A Common Stock and Preferred Stock, if any, voting together as a single class.

Each holder of Class A Common Stock other than SKT, has entered into an irrevocable proxy with each of the Partners, entitling each of the Partners to vote 50 percent of such holder’s shares in any vote involving the holders of Class A Common Stock.  In addition, with respect to the issuance of 650,000 shares of HELIO, Inc. Class A Common Stock to SKT, SKT entered into an irrevocable proxy with EarthLink to vote 50 percent of SKT’s 650,000 shares of Class A Common Stock so issued in any vote involving the holders of Class A Common Stock.  The irrevocable proxies terminate upon mutual agreement, the Company’s initial public offering or a change of control of the Company.

Formation of HELIO LLC

HELIO LLC (the “Operating Company”) was formed in January 2005 and was later capitalized in March 2005 through the issuance of (i) 100,000,000 Membership Units to the Partners (50,000,000  to each Partner) in exchange for a commitment to contribute capital, equally in the aggregate amount of $440 million ($220 million by each partner) (the “Partners’ Investment”) and (ii) 2  Membership Units to HELIO, Inc., as described below.  The Operating Company was established as a partnership for federal and state income tax treatment.  The purpose of the Operating Company is to operate the Company’s business, to make additional investments and engage in such activities as the Company may approve and engage in and any and all activities and exercise any power permitted to limited liability companies under the laws of the State of Delaware. The Company is the sole managing partner of the Operating Company.

In March 2005 and with the exchange for the Partners’ Investment, the following Membership Units were issued by the Operating Company (in thousands, except for Membership Units):

Member	Cash Committed	Non-cash Contribution	Membership Units Issued	Membership Units
SKT	$220,000	$—	50,000,000	Convertible Preferred Units
EarthLink	180,000	40,000	50,000,000	Convertible Preferred Units
HELIO, Inc.	—	—	2	Convertible Common Units
Total	$400,000	$40,000	100,000,002

There was no additional change in ownership of the Operating Company during 2005.  During the period ended December 31, 2006, HELIO, Inc. reinvested approximately $9.1 million into the Operating Company for an additional 5,337,900 Convertible Common Membership Units.

Through December 31, 2006, cumulative funding received under the Partner’s Investment totaled $401 million, comprised of $361 million in cash and $40 million in contributed assets.

Upon any equity investment made into the Company, such equity investment is immediately reinvested into the Operating Company.  In January and July 2006, the 2006 Company investments were immediately reinvested into the Operating Company and as such, an additional 1,000,000 and 3,680,400 of Convertible Common Membership Units were issued by the Operating Company, respectively for an aggregate $1.7 million and $6.3 million, respectively.  These investments, when combined, increased the Company’s effective ownership of the Operating Company to approximately 4.5% at December 31, 2006.  At December 31, 2005, the Company’s ownership of the Operating Company was less than 1%.

Rights of holders of Membership Units

All Membership Units are identical in all respects and entitle the holders thereof to the same rights and privileges, and shall be subject to the same qualifications, limitations and restrictions thereof, except as provided in the Operating Company’s Amended and Restated Limited Liability Company Agreement.  Each Membership Units is entitled to one vote on all matters to be voted on by the holders of Membership Units (“Members”).  Holders of Convertible Preferred Membership Units are entitled to certain preferential rights, including but not limited to, preferences with respect to tax allocations, distributions, and certain other preferences.

Exchange of Membership Units and Conversion of Class B Common Stock

A holder of Membership Units may, at the option of the holder, exchange, at any time and from time-to-time, any or all of its Membership Units for validly issued, fully paid and non-assessable shares of Class A Common Stock.  The number of shares of Class A Common Stock obtained from such an exchange of Membership Units shall be determined by multiplying the number of Membership Units to be exchanged by the Unit Exchange Rate then in effect.  The Unit Exchange Rate shall initially be set at one (1).  In the event there is a stock split, dividend, combination or similar transactions related to Class A Common Stock in which there is not an identical dividend, distribution, combination or stock split or similar transaction related to the Membership Units, the Unit Exchange Rate in effect immediately after such an event shall equal the Unit Exchange Rate in effect immediately prior to such a transaction multiplied by (i) the number of shares of Class A Common Stock outstanding immediately after such an event, and divided by (ii) the number of shares of Class A Common Stock outstanding immediately prior to such an event.  At December 31, 2006, the Unit Exchange Rate then in effect was one (1).

A holder of Class B Common stock is entitled to convert, at any time and from time-to-time, any or all of shares of Class B Common Stock into validly issued, fully paid and non-assessable shares of Class A Common Stock.  The number of shares of Class A Common Stock obtained from the conversion of Class B Common Stock shall be determined by multiplying the number of Class B Common Stock to be exchanged by the Class B Conversion Rate then in effect.  The Class B Conversion Rate shall initially be set at one (1).  In the event there is a stock split, dividend, combination or similar transactions related to Class A Common Stock, the holders of Class B Conversion Rate in effect  immediately after such an event shall equal the Class B Conversion Rate in effect immediately prior to such a transaction multiplied by (i) the number of shares of Class A Common Stock outstanding immediately after such an event, and divided by (ii) the number of shares of Class A Common Stock outstanding immediately prior to such an event.  At December 31, 2006, the Class B Conversion Rate then in effect was one (1).

Certain events trigger an automatic conversion of Class B Common Stock into Class A Common Stock, such as if a holder of Class B Common Stock, together with its subsidiaries, ceases to own, directly or indirectly, at least ten percent (10%) of the total outstanding shares (as defined) and, after written notice from the other holder(s) of Class B Common Stock fails to acquire sufficient additional Class A Common Stock, Membership Units or Class B Common Stock, as the case may be, within thirty (30) days following receipt of such notice to restore such holder’s percentage ownership of the Total Outstanding Shares to at least ten percent (10%).  Upon such an event, the following automatically occurs:

•                  The Class B Common Stock of the party failing to achieve the minimum ownership percentage described above (the “Triggering Party”) shall convert into Class A Common Stock;

•                  The term of the Class B Directors appointed by the Triggering Party shall end;

•                  All rights of the Triggering Party associated with ownership of the Class B Common Stock shall terminate; and,

•                  Certain strategic decisions shall be made by the remaining Class B Directors and any Class A Directors as provided under the Certificate of Incorporation.

In the event a holder of Class B Common Stock, together with its subsidiaries, ceases to own, directly or indirectly, such number of Total Outstanding Shares equal to at least fifty percent (50%) of the other Class B Common Stock holder’s ownership of the Total Outstanding Shares, and fails, after written notice to acquire additional Class A Common Stock, Membership Units and or Class B Common Stock to attain this minimum ownership percentage within a stated period, the party failing to achieve the minimum ownership percentage shall lose one of its elected board member(s) and the ability to influence certain of the Company’s strategic decisions immediately following such an event.

In the event of any dissolution, liquidation or winding-up of the affairs of the Company, any assets remaining subsequent to payments or provision of any debts and other liabilities then outstanding and after making provision for the holders of each series of Preferred Stock, if any, and according to the terms of the Preferred Stock, shall be divided among and paid ratably to the holders of the shares of Common Stock or on an as-converted basis.

Upon completion of a public offering of shares of the Company’s Common Stock, the Company will receive a number of Membership Units determined by the Unit Exchange Rate then effect based upon the number of shares of Class A Common Stock sold in such a public offering.

10.  Stock Compensation

HELIO, Inc. Equity Incentive Plan

In February 2006, the Company adopted the Amended and Restated Helio, Inc. Equity Incentive Plan, which is an amendment and restatement of the November 2005 Helio, Inc. Equity Incentive Plan (the “Plan”).  The terms of the Plan provide for grants of non-qualified stock options (“NSOs”) and other stock-related awards and performance awards that may be settled in cash, stock or other property.  Employees, officers, directors, outside consultants and service providers are eligible for awards under the Plan. NSO’s shall have a term of no more than 10 years from the date of grant and an exercise price of no less than the estimated fair market value per share on the date of grant.  Options granted to an individual who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company, shall have an exercise price equal to no less than 110% of the fair market per share on the date of grant. The vesting period for NSO’s is generally four years from the date of grant, however, certain employees were issued stock options subject to the Company achieving future, specific member and Company financial performance milestones (the “Performance Options”). The Plan is administered by the Company’s board of directors. As of December 31, 2005, there was an aggregate of 10,205,000 shares of Class A Common Stock reserved for issuance under the Plan.  In April 2006, the board of directors and stockholders of the Company approved a 4,000,000 share increase in the number of shares reserved for issuance under the Plan.  As of December 31, 2006, an aggregate 14,205,000 shares of Class A Common Stock were reserved for issuance under the Plan.

Stock-Based Compensation Before Adoption of SFAS No. 123(R)

The Company’s financial statements as of and for the twelve months ended December 31, 2006 reflect the impact of FAS 123(R). Stock-based compensation expense recognized during the twelve months ended December 31, 2006 includes:

•                  Compensation expense for stock-based awards granted to employees subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of FAS No. 123(R) of approximately $0.4 million; and,

•                  Compensation expense for unvested stock-based awards granted to employees prior to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of FAS No. 123(R) of approximately $1.0 million.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options for the periods ended December 31, 2006 and 2005. The implementation of FAS 123(R) did not have an impact on cash flows from financing activities during the twelve months ended December 31, 2006.

The Company estimated the fair value of employee time-based stock options using the Black-Scholes valuation model. The fair value of these time-based employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Year ended December 31, 2006	Period inception to December 31, 2005
Expected volatility	70%	70%
Risk-free interest rate	4% to 5%	4 to 5%
Dividend yield	0.0%	0.0%
Expected term (in years)	6.25	5.0

In 2006, the Company’s expected term of stock options was based upon the “shortcut method” as prescribed under SAB 107 (an expected term based on the mid-point between the vesting date and the end of the contractual term) as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior of its employees. The use of the shortcut method is permitted through December 31, 2007.  The Company plans to convert to company-specific experience on or before January 1, 2008.  The expected stock price volatility for the Company’s stock options was determined by independent valuation experts by examining and using an average of the historical volatilities of similar companies and industry peers as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. In addition, FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Forfeitures were estimated based on historical experience and future expectations. Prior to the adoption of FAS 123(R), the Company accounted for forfeitures as they occurred.

During the periods ended December 31, 2005 and 2006, the Company granted certain employee Performance Options of 2,725,000 and 75,000, respectively.  During 2006, 100,000 of the Performance Options were forfeited.  As prescribed under FAS 123(R), the Company accounts for its Performance Options based upon the probability of achieving the specific Performance Options milestones.  For the periods ended December 31, 2006 and 2005, the certainty of achieving the Performance Options milestones, which was performed by an independent financial valuation expert, was deemed less than probable (probable being defined as the likelihood of achieving such Performance Options milestones under FAS 123(R)), and accordingly there was no related compensation expense recorded for these Performance Options during these periods.  The Company will continue to evaluate the probability of achieving these Performance Options milestones and as a result, additional stock compensation expense pertaining to these Performance Options may be recorded in future periods.

The table below reflects the pro forma net loss (and net loss per share) for the period inception to December 31, 2005 (in thousands):

Inception (January 27, 2005) to December 31,
2005
Net loss, as reported	$(42,023)
Add: stock-based compensation included in net loss under the intrinsic method	43
Less: stock based compensation expense determined under the fair value based method for all awards	(891)
Net loss, pro forma	$(42,871)

The weighted average deemed fair value of employee stock options outstanding was $1.15 and $1.16 per share for the periods ended December 31, 2005 and December 31, 2006, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model using the same weighted average assumptions in the above table accordance with the requirements of FAS 123(R) and SAB No. 107, Share-Based Payment:

Put Option

The Company provides each employee who was granted stock options (an “Optionee”) a put option (the “Put”), whereby the Optionee has the right to sell any vested options and vested shares of stock issued pursuant to the exercise of stock options (the “Vested Shares”) to the Company at any time after March 31, 2010 (the “Put Initiation Date”), provided the following conditions are met (collectively, the “Triggering Events”):

(i)                                     the Operating Company shall have or exceed 3.3 million active members; and,

(ii)                                  the Operating Company must have been profitable for at least two (2) consecutive quarters commencing with the quarter ending December 31, 2009; and

(iii)                               the fair value of the Operating Company’s assets must exceed the amount of the Operating Company’s liabilities, as defined in the agreement.

If an Optionee so desired to exercise their Put up to the Put Initiation Date and all of the Triggering Events were met, the purchase price of the Vested Shares shall be based on a valuation of the Company as calculated by a third party appraisal firm designated by the Company’s board of directors.

As of December 31, 2006 and 2005, the likelihood of the Triggering Events occurring within the Put Initiation Date were not certain and accordingly, the Vested Shares under the Put are included in the equity section of the Company’s balance sheets for these periods.  However, as facts and circumstances change and it is deemed that the likelihood of the Triggering Events occurring within a reasonable period is deemed probable, as defined under FAS 123(R),  the Company would be required to reclassify such Vested Shares from equity to a liability at such time (on a grant-by-grant basis).

Stock Option Activity

The following table summarizes information about stock option activity from January 27, 2005 (date of inception) through December 31, 2006 (in thousands, except price per share and remaining contractual life):

	Options Outstanding and Exercisable				Options Vested
	Number of Options Outstanding	Range of Exercise Price Per Share	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price Per Share
January 27, 2005 (inception)	—	$—	$—

Granted	7,236	1.71	1.71
Exercised	—	—	—
Forfeited	(86)	1.71	1.71

Balance at December 31, 2005	7,150	$1.71	$1.71	9.88	—	$1.71

Granted	2,723	$1.71-$1.82	1.75
Exercised	(8)	$1.71	1.71
Forfeited	(1,623)	$1.71-$1.82	1.71

Balance at December 31, 2006	8,242	$1.71-$1.82	$1.72	9.04	1,391	$1.72

11.  Warrants

In November 2005 and in conjunction with certain services to be provided to the Company over a four year period beginning in November 2005 (the “SKTI Service Agreement”), the Company issued ten-year warrants to SK Telecom International, Inc. (“SKTI”), a related party and affiliate of SK Telecom Co., Ltd., to purchase (i) an aggregate 1,995,000 shares of the Company’s Class A Common Stock (the “November 2005 Warrant”) at an exercise price of $1.71 per share and (ii) an aggregate 1,800,000 shares of the Company’s Class A Common Stock (the “Performance Warrant”) at an exercise price of $1.71 per share.  The November 2005 Warrant vests over the term of the four year SKTI Service Agreement at the rate of 25% each year.  The Performance Warrant is exercisable under the following performance conditions:

•                  One-third (1/3) of the Performance Warrant Shares may be purchased upon the attainment of the Operating Company of one million (1,000,000) members;

•                  An additional one-third (1/3) of the Performance Warrant Shares may be purchased upon the attainment of the Operating Company of two million five hundred thousand (2,500,000) members; and,

•                  The remaining one-third (1/3) of the Performance Warrant Shares may be purchased upon the attainment by the Operating Company of two million five hundred thousand (2,500,000) members and at least two (2) consecutive quarters of positive cash flows.

In October 2006 and in conjunction with the SKTI Service Agreement, the Company issued a ten-year warrant to SKTI to purchase 65,000 of the Company’s Class A Common Stock at $1.82 per share (the “October 2006 Warrant”).  The October 2006 Warrant vests over four years at the rate of 25% each year beginning in October 2006.

The Company accounts for its warrants under EITF 96-18 using the fair value provisions of FAS 123(R).  Under EITF 96-18, the warrants were valued using the Black-Scholes valuation model and as applicable, the measurement of expense was subject to periodic mark-to-market adjustments in each reporting period.   The deemed fair value of its warrants was calculated with the following assumptions:

Risk-free interest rate	4%-5%
Expected life in years	5.00-6.25
Dividend yield	0%
Expected volatility	70%

During the periods ended December 31, 2005 and 2006, the Company recognized expense of less than $0.1 million and $0.6 million, respectively related to the November 2005 Warrant and October 2006 Warrant.   During the periods ended December 31, 2005 and 2006, no expense was recognized for the Performance Warrant during such periods as the performance criteria had not yet been achieved, and as a result the fair value was zero. The weighted average deemed fair value of warrants granted for the periods ended December 31, 2005 and 2006 was $1.04 and $1.25 per share, respectively.

The weighted average exercise prices and the weighted average remaining contractual life for warrants issued as of December 31, 2006 were as follows (in thousands):

Warrants Outstanding				Warrants Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price
$1.71 - $1.82	3,860	8.90	$1.71	499	$1.71

12.  Income Taxes

HELIO LLC is not a taxable entity for federal income tax purposes.  The allocable share of HELIO LLC’s taxable income or loss is included in its members federal and state income tax returns based upon their respective ownership interests.  The Company’s information below is prepared based on HELIO, Inc.’s effective ownership interest in HELIO LLC and to the extent that certain states impose income taxes upon non-corporate legal entities these taxes are also reflected below.

The Company records a provision (benefit) for federal and state income taxes and generally recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates.  Pursuant to the provisions of Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes  (“SFAS 109”), the Company provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Pursuant to the HELIO LLC Membership Agreement (the “Membership Agreement”), losses generated by HELIO LLC are generally allocated in the following order: (i) to holders of HELIO LLC Convertible Common Membership units up to member(s) capital account balance(s), without creating a deficit in the member(s) capital account; and, (ii) to holders of HELIO LLC convertible preferred membership units up to member(s) capital account balance(s) and in proportion to their respective interest, without creating a deficit in the members’ capital account.   Under the Membership Agreement, profits generated by HELIO LLC are generally allocated first to the holders of Preferred Membership Units to the extent of prior losses, and second to the holders of Convertible Common Membership units to the extent of prior losses.  As a result of the Membership Agreement, HELIO, Inc. was allocated losses from HELIO LLC up to its investment in HELIO LLC.  As of December 31, 2005 and 2006, the Company was allocated $0 and approximately $9.1 million of the income tax losses generated by HELIO LLC, respectively.  The Company has not recorded any portion of the deferred taxes attributable to HELIO LLC as it is not presently expected that any portion of such amounts will be allocated to the Company pursuant to the terms of the Membership Agreement.

As a result of continued operating losses, the Company has not provided any provision (benefit) for income taxes for the periods ended December 31, 2005 or 2006.  Since inception (January 27, 2005) through  December 31, 2005, HELIO, Inc.’s effective interest in HELIO LLC was less than 0.1% and therefore net operating loss carryforwards for the same period were limited solely to HELIO, Inc.’s activities.

The significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2005	December 31, 2006
Deferred income tax assets
Tangible and intangible assets	20	18
Net operating loss carryforwards	1	3,802
Less: valuation allowance	(21)	(3,820)
Total deferred income tax assets	$—	$—

A reconciliation of the income tax provision (benefit) computed by applying the U.S. federal statutory rate of 35% to the loss before income taxes and actual income tax expense (benefit) for the years ending December 31, 2005 and 2006 was as follows:

	December 31, 2005	December 31, 2006

Federal income tax rate	(35.0)%	(35.0)%
State taxes, net of federal benefit	(5.7)%	(5.7)%
Effect of partner allocations	40.7%	38.7%
Change in valuation allowance	—%	2.0%
Total	—%	—%

The Company has federal net operating loss carry forwards of approximately $9.3 million, which begin to expire on December 31, 2025.  The Company has provided a valuation allowance for deferred income tax assets for which it does not consider realization of such assets to be more likely than not.

13.  Financial Instruments and Concentration of Risk

The carrying amounts of cash and cash equivalents, accounts receivable, subscriptions receivable, prepaid expenses, other current assets and accounts payable are reasonable estimates of their fair value due to the short-term nature of these instruments.

The majority of the Company’s wireless airtime services are leased from a third party wireless network provider   Any disruption of this service would have an adverse impact on the Company’s member experience and ongoing operating results.

14.  Commitments and Contingencies

Leases

The Company leases certain of its facilities and equipment under non-cancelable operating leases expiring in various years through 2011. The leases generally contain annual escalation provisions as well as renewal options. The total amount of rental payments, net of allowances and incentives, is being charged to expense using the straight-line method over the terms of the leases. In addition to the rental payments, the Company generally pays a monthly allocation of the buildings’ operating expenses. Total rental expense in the periods ended December 31, 2005 and 2006 for all operating leases amounted to $0.9 million and $3.7 million, respectively.

As of December 31, 2006, minimum lease commitments under non-cancelable leases, including office space and company-owned retail store leases, are as follows (in thousands):

Operating
Leases
Year Ending December 31:
2007	$3,924
2008	4,115
2009	4,244
2010	3,657
2011	2,011
Thereafter	8,043
Total minimum future lease payments	$25,994

Litigation

From time-to-time, the Company is involved in litigation relating to claims arising in the normal course of business. The Company does not believe that any currently pending or threatening litigation will have a material adverse effect on the Company’s results of operations or financial condition.

15.  401K Plan

The Company has a defined contribution profit sharing plan covering all full-time employees. Employees may make pre-tax contributions up to the maximum allowable by the Internal Revenue Code.  Participants vest in their employee contributions at the rate of 25% per year beginning at a participant’s hire date (as defined).  Employer contributions of less than $0.1 million and $0.4 million were made to the plan for the periods ended December 31, 2005 and 2006, respectively.

16.  Related Party Transactions

The partners provided aggregate funding of $204 million in cash and $40 million in contributed assets during the period ended December 31, 2005, and aggregate funding of $157 million during the period ended December 31, 2006 to the Company (Note 9).

In March 2005, EarthLink and the Company entered into a Master Software Development, Software License and Services Agreement pursuant to which EarthLink provides the Company various software development, software license and support services in exchange for management fees.  The management fees were determined based on EarthLink’s costs to provide such services, and management believes such fees were reasonable.  Fees for services provided by EarthLink are reflected in the Company’s statements of operations for the periods ended December 31, 2005 and 2006 and totaled $3.0 million and $2.3 million, respectively.

During the periods ended December 31, 2005 and 2006, EarthLink purchased wireless devices and services from Company.   Fees received from such products and services are included in the Company’s statements of operations and were $0.9 million and $0.9 million, respectively.

At December 31, 2005 and 2006, the Company had net payable balances of approximately $0.3 million and $0.8 million, respectively outstanding and due to EarthLink.

In March 2005, SKT and the Company entered into a Master Software Development, Software License and Services Agreement (the “Master Agreement”) pursuant to which SKT provides the Company various software development, software license and support services in exchange for management fees.  In August 2005, the Operating Company entered into a software license and services agreement with SKT for the installation and subsequent licensing of the Company’s wireless data platform and terminal systems pursuant to the Master Agreement (the “Wireless Internet Order”).  Effective October 2005, the Operating Company entered into an amendment to the Wireless Internet Order (the “WI Amendment”).  Aggregate fees under the Wireless Internet Solution Agreement and the WI Agreement were $10.7 million, of which $7.5 million and $3.2 million were paid to SKT during the periods ended December 31, 2005 and 2006, respectively.   Services under the Wireless Internet Agreement and the WI Agreement commenced in August 2005 and were principally being capitalized as equipment additions as prescribed under SOP 98-1.  At December 31, 2005 and 2006, gross capitalized costs of $7.5 million and $10.7 million, respectively, associated with the Wireless Internet Agreement and the WI Agreement were included in property and equipment on the Company’s balance sheets.

In August 2005, the Operating Company entered into a software license and services agreement with SKT for the installation and subsequent licensing of the Company’s Customer Care and Billing System (“CCBS”) pursuant to the Master Agreement (the “CCBS Order”).  Effective October 2005, the Operating Company entered into an amendment to the CCBS Order (the “CCBS Amendment”).    Aggregate fees under the CCBS Order and CCBS Agreement were $14.1 million, of which $4.2 million and $5.7 million were paid to SKT during the periods ended December 31, 2005 and 2006, respectively.   Services under the CCBS Order and CCBS Agreement commenced in August 2005 and were principally being capitalized as equipment additions as prescribed under SOP 98-1.  At December 31, 2005 and 2006, gross capitalized costs of $4.2 million and $14.1 million associated with the CCBS Order and CCBS Agreement were reflected in property and equipment on the Company’s balance sheets.   At December 31, 2006, the Company had accrued related party liabilities associated with the CCBS Order and CCBS Agreement of $4.2 million.

Effective May 2006, the Operating Company entered into a technical system support and services agreement with SKT whereby SKT would provide technical and system operational support on CCBS beginning in May 2006 through December 2006 for an aggregate fee of $1.7 million (the “May 2006 Agreement”).   The aggregate $1.7 million in fees for services under the May 2006 Agreement are included in the Company’s statements of operations for the period ended December 31, 2006, of which $1.3 million was paid and $0.4 million was recorded as an accrued related party liability at December 31, 2006.

Effective August 2006, the Operating Company entered into a change request agreement with SKT whereby SKT expanded the scope of technical functionality to the CCBS system under the then-existing Order, as amended, for an aggregate fee of $2.5 million (the “CCBS 1.0 Change Request”).  The Company accounted for the CCBS 1.0 Change Request under SOP 98-1 and capitalized costs of $2.5 million were included in property and equipment on the Company’s balance sheet at December 31, 2006.   As of December 31, 2006, none of the CCBS 1.0 Change Request fees had been paid, and the aggregate $2.5 million was recorded as accrued related party liabilities.

Effective August 2006, the Operating Company entered into a change request agreement with SKT whereby SKT expanded the scope of technical functionality under the then-existing Wireless Internet Agreement for an aggregate fee of $5.9 million (the “Wireless Internet 1.0 Agreement”).  Services under the Wireless Internet 1.0 Agreement were completed in December 2006. The Company accounted for the Wireless Internet 1.0 Agreement under SOP 98-1 and FAS 86, whereby capitalized costs of $2.8 million were reflected in property and equipment on the Company’s balance sheet at December 31, 2006 and the remaining amount was $3.1 million was charged to expense during the year ended December 31, 2006.   As of December 31, 2006, none of the Wireless Internet 1.0 Agreement fees had been paid, and the aggregate $5.9 million was recorded as related party liabilities.

Effective August 2006, the Operating Company entered into a master services and software license agreement with an affiliate of SKT for added functionality and enhancement around its original CCBS Agreement (the “CCBS 2.0 Agreement”).  Aggregate fees under the CCBS 2.0 Agreement were $2.1 million and services began in September 2006 and continued into early 2007.  The CCBS 2.0 Agreement was principally being capitalized as equipment additions as prescribed under SOP 98-1.  At December 31, 2006, capitalized costs of $1.7 million associated with the CCBS 2.0 Agreement were included in property and equipment on the Company’s balance sheets.   As of December 31, 2006, none of the CCBS 2.0 Agreement fees had been paid and $1.7 million was recorded as accrued related party liabilities.

In December 2005, the Operating Company entered into a sales agreement with SKT authorizing SKT to serve as an agent of the Operating Company for the purposes of selling wireless devices in Korea (the “SKT Bounty Agreement”).  Under the SKT Bounty Agreement, SKT earns a commission ranging between $50 to $125 per device sold.  Fees earned by SKT under the SKT Bounty Agreement were less than $0.1 million in 2006.

In March 2006, the Operating Company contracted with SKT to provide a four-year agreement for international telecommunications services, whereby the Operating Company is required to pay to SKT for service usage (the “SKT Telink Agreement”).   In return for entering into the SKT Telink Agreement, SKT provided the Operating Company an aggregate credit in the amount of $0.3 million, which is being recognized straight-line through December 2009.   As of December 31, 2006, no payments have been made under this agreement.

In April 2006, the Operating Company and SKT entered into a content license agreement whereby SKT agreed to license certain content and provide services related thereto covering the period April 2006 through December 2006 (the “SKT Content Agreement”).  In December 2006, the Operating Company and SKT entered into Amendment Number 1 to the SKT Content Agreement pursuant to which SKT agreed to provide additional content to the Operating Company in exchange for an additional monthly fee.  Aggregate fees paid and incurred under the SKT Agreement, as amended, were approximately $0.2 million and $0.4 million in 2006, respectively.

In August 2006, the Operating Company entered into a services agreement with SKT to provide various professional services and operational support activities covering the period October 2005 through December 2006 (the “SKT Services Agreement”).  In exchange for the SKT Services Agreement, the Company issued SKT 650,000 shares of the Company’s Class A Common Stock in the fourth quarter of 2006.  The aggregate value of the 650,000 shares was valued at $1.1 million and was charged to expense during 2006 as the underlying services were completed in 2006.

In August 2006, the Operating Company contracted with Boingo Wireless, Inc. (“Boingo”) to provide the Company with access to Boingo’s aggregated network of public high-speed wireless access points.  The Company’s Chief Executive Officer, who also is a board member of EarthLink and Boingo, holds greater than five percent (5%) of Boingo’s outstanding equity securities.   Fees incurred under the August 2006 Boingo agreement were not material to the Company’s financial results in 2006.

In December 2006, the Operating Company and SKT entered into a terminal services agreement whereby SKT agreed to provide certain software development, delivery and support pertaining to device-specific services to be marketed or otherwise sold to the Company’s end members (the “Terminal Services Agreement”).   Aggregate fees under the Terminal Services Agreement were $3.1 million, which include ongoing software and related device support and troubleshooting for two years beginning in March 2007.  Payment terms under the Terminal Services Agreement included a $2.5 million due upon execution and the remaining $0.7 million due in February 2007.  Services under the Terminal Services Agreement were completed as of December 31, 2006 and accounted for under FAS 86.   None of the fees under the Terminal Services Agreement were paid as of December 31, 2006.

17.  Subsequent Events (unaudited)

In January 2007 the Operating Company amended its wireless network services agreement (the “Amended Wireless Network Services Agreement”).  As a result of the Amended Wireless Network Services Agreement, the Operating Company received a one-time pricing benefit of approximately $1.0 million in January 2007.  In exchange for the Amended Wireless Network Services Agreement, the Company issued ten-year warrants to its outside wireless services provider to purchase 2,348,883 shares of the Company’s Class A Common Stock at an exercise price of $10.00 per share.

In January 2007, the Company issued warrants to SKTI to purchase an aggregate 55,000 shares of the Company’s Class A Common Stock at an exercise prices of $1.82 per share.  The warrant is exercisable under the same performance conditions as the Performance Options (see also Note 11).

In February 2007, the Company received an aggregate $27.0 million of funding from its Partners pursuant to the January 25, 2005 Contribution Agreement.  Of the total $440 million funding commitment per the January 25, 2005 Contribution Agreement, $12.0 million remains to be paid by the Partners which the Company anticipates will be paid in August 2007.

18.  Reconciliation of HELIO, Inc. and HELIO LLC (Summarized Financial Data)

As discussed more fully in Note 1 and Note 2, the combined financial statements include the accounts of HELIO Inc. and HELIO LLC.  The following presents the summarized balance sheets and statements of operations for each of the HELIO, Inc. and HELIO LLC on a stand-alone basis, and any adjustments required to combine the entities as presented at and for the periods ended December 31, 2005 and 2006 (in thousands):

	At and for the period inception (January 27, 2005) to December 31, 2005
					Combined
	HELIO LLC	HELIO, Inc.	Adjustments		HELIO, Inc.

Total assets (less due from HELIO, Inc.)	$223,947	$—	$—		$223,947
Due from HELIO, Inc.	50	—	(50	)(a)	—
Total assets	$223,997	$—	$(50)		$223,947

Total liabilities (less due to HELIO LLC)	$20,306	$—	$—		$20,306
Due to HELIO LLC	—	50	(50	)(a)	—
Total liabilities	$20,306	50	(50)		20,306

Stockholders’ and partners’ equity	203,691	$(50)			203,641

Total liabilities and stockholders’ and partners’ equity	$223,997	$—	$(50	)(a)	$223,947

Net Loss	$(41,973)	$(50)	$—		$(42,023)

(a)          Adjustments represent the elimination of costs incurred by HELIO, Inc., which are largely for Delaware state franchise taxes that was subsequently paid for by HELIO LLC on behalf of HELIO, Inc.

	At and for the year ended December 31, 2006
					Combined
	HELIO LLC	HELIO, Inc.	Adjustments		HELIO, Inc.

Total assets (less due from HELIO, Inc.)	$264,970	$9,127	$(9,127	)(b)	$264,970
Due from HELIO, Inc.	197	—	(197	)(a)	—
Total assets	$265,167	$9,127	$(9,324)		$264,970

Total liabilities (less due to HELIO LLC)	$83,742	$—	$—		$83,742
Due to HELIO LLC	—	197	(197	)(a)	—
Total liabilities	83,742	197	(197)		83,742

Stockholders’ and partners’ equity	181,425	$8,930	(9,127	)(b)	181,228

Total liabilities and stockholders’ and partners’ equity	$265,167	$9,127	$(9,324	)(b)	$264,970

Net Loss	$(191,558)	$(197)	$—		$(191,755)

(a)          Adjustments represent the elimination of costs incurred by HELIO, Inc., which are largely for Delaware state franchise taxes that was subsequently paid for by HELIO LLC on behalf of HELIO, Inc.

(b)         Adjustment represents the elimination of HELIO Inc.’s investment in HELIO LLC. (less than $0.1 million at December 31, 2005)